FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This Amendment No. 1 to the Report on Form 6-K of Diana Containerships Inc. (the "Company") originally furnished to the U.S. Securities and Exchange Commission (the "Commission") on February 18, 2014 (the "Original Form 6-K") is being furnished solely to correct a typographical error.

The first paragraph under the section titled "Information Contained in this Form 6-K Report" of the Original Form 6-K is hereby amended and restated in its entirety as follows:

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release of Diana Containerships Inc. (the "Company") dated February 17, 2014 reporting the Company's financial results for the fourth quarter and year ended December 31, 2013.

No other changes have been made to the Original Form 6-K or the press release attached thereto as Exhibit 99.1.

The information contained in this Report on Form 6-K/A is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: February 19, 2014	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer